SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        WAUSAU-MOSINEE PAPER CORPORATION
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             (Exact Name of Registrant as Specified in Its Charter)


                Wisconsin                               39-0690900
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 (State of Incorporation or Organization)   (I.R.S. Employer Identification No.)

         1244 Kronenwetter Drive
            Mosinee, Wisconsin                            54455-9099
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  (Address of Principal Executive Offices)                (Zip Code)

If this Form relates to the               If this Form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
Exchange Act and is effective pursuant    Exchange Act and is effective pursuant
to General Instruction A.(c), please      to General Instruction A.(d), please
check the following box. [X]              check the following box. [ ]


Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                      Name of Each Exchange on Which
       to be so Registered                      Each Class is to be Registered
       -------------------                      ------------------------------
 Preferred Share Purchase Rights                    New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Introduction
------------
                  On October 21, 1998, the Board of Directors of Wausau-Mosinee Paper Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, without par value, of the Company (the "Common Shares"). The dividend is payable on November 6, 1998 (the "Record Date") to the stockholders of record on that date. The description and terms of the Rights are set forth in an Agreement (the "Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

Purchase Price
--------------
                  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company, without par value (the "Preferred Shares"), at a price of $60 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment.

Flip-In
-------
                  In the event that any person or group of affiliated or associated persons (with certain exceptions as noted below) acquires beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person"), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

Flip-Over
---------
                  If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights beneficially owned by Acquiring Person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

Certain Exceptions
------------------
                  In light of their substantial current ownership positions, the Rights Plan contains provisions excluding members of the Woodson and Smith families and certain of their affiliates and other related persons from the operation of the adverse terms of the Rights Plan.


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

Distribution Date
-----------------
                  The distribution date is the earlier of

                  (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person; or

                  (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any Person becoming an Acquiring Person.

Transfer and Detachment
-----------------------
                  Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of those certificates will also constitute transfer of these Rights.

                  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

Exercisability
--------------
                  The Rights are not exercisable until the Distribution Date. The Rights will expire on October 31, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Adjustments
-----------
                  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than

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

fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Preferred Shares
----------------
                  Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1000 per share but will be entitled to an aggregate payment of 1000 times the payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                  The value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Shares' dividend, liquidation and voting rights, approximate the value of one Common Share.

Exchange
--------
                  At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (subject to adjustment).

Redemption
----------
                  At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments
----------
                  The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (with certain

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

exceptions) and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Rights and Holders
------------------
                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Restated Articles of Incorporation
----------------------------------
                  On October 22, 1998, in connection with the issuance of the Rights, the Company filed Restated Articles of Incorporation with the Wisconsin Department of Financial Institutions. The Restated Articles of Incorporation designate 75,000 shares of Series A Junior Participating Preferred Stock.

Further Information
-------------------
                  A copy of the Restated Articles of Incorporation, the Agreement and the press release issued by the Company on October 21, 1998 are filed as Exhibits 3.1, 4.1 and 99.1 hereto and are incorporated herein by reference. The foregoing summary description of Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement.

ITEM 2.  EXHIBITS.

Exhibit No.                 Description
-----------                 -----------

3.1 Restated Articles of Incorporation of Wausau-Mosinee Paper Corporation, filed on October 22, 1998 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on October 29, 1998).

4.1 Rights Agreement, dated as of October 21, 1998, between Wausau-Mosinee Paper Corporation and Harris Trust and Savings Bank, including the Form of Restated Articles of Incorporation as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

99.1                        Press Release, dated October 21, 1998.


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

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 1998

                                           WAUSAU-MOSINEE PAPER CORPORATION


                                           By    /s/ Gary P. Peterson
                                             -----------------------------------
                                                 Gary P. Peterson
                                                 Senior Vice President-Finance,
                                                 Secretary and Treasurer














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


                                  EXHIBIT INDEX

Exhibit No.                 Description
-----------                 -----------

3.1 Restated Articles of Incorporation of Wausau-Mosinee Paper Corporation, filed on October 22, 1998 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on October 29, 1998).

4.1 Rights Agreement, dated as of October 21, 1998, between Wausau-Mosinee Paper Corporation and Harris Trust and Savings Bank, including the Form of Restated Articles of Incorporation as Exhibit A, the Form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

99.1                        Press Release, dated October 21, 1998.







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